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June 7, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re: SPK Acquisition Corp.
       Form 8-K Filed May 25, 2022
       File No. 001-40462

Attention: Terence O’Brien

On behalf of our client, SPK Acquisition Corp., a Delaware company (“SPK” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Form 8-K filed on May 24, 2022 (the “8-K”) contained in the Staff’s letter dated May 25, 2022 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment to the 8-K (the “Amendment”) on Form 8-K/A, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form 8-K filed May 25, 2022

Item 4.02 Non-Reliance on Previously Issued Financial Statements, page 1

1.                   Please amend the Form 8-K to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing per Item 4.02(a)(3).

Response: Our chief executive officer and chief financial officer have discussed the matters disclosed in the filing per Item 4.02(a)(3) with our auditor and have informed our audit committee of the discussion. The matters were also communicated with the audit committee by the independent accountant during Form 10-Q audit committee communication.

2.                   Please disclose the date of the conclusion regarding the non-reliance of the financial statement that should no longer be relied upon per Item 4.02(a)(1).

Response: The conclusion of non-reliance of the financial statements was reached on May 18, 2022 and the Form 8-K was filed on May 24, 2022.

Please do not hesitate to contact Julia Aryeh at (212) 407-4043 or Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb and Loeb LLP
Loeb and Loeb LLP